UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )1

Wheeler Real Estate Investment Trust, Inc.

(Name of Issuer)

Series D Cumulative Convertible Preferred Stock, no par value per share

(Title of Class of Securities)

963025606

(CUSIP Number)

JAMES C. PAPPAS

JCP INVESTMENT MANAGEMENT, LLC

1177 West Loop South, Suite 1320

Houston, TX 77027

(713) 333-5540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 224,960
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 224,960
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Partnership II, Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,588
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 33,588
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,548
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 258,548
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,548
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 258,548
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,548
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 258,548
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,548
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 258,548
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Series D Cumulative Convertible Preferred Stock, no par value per share (the “Shares”), of Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2529 Virginia Beach Blvd., Suite 200, Virginia Beach, Virginia 23452.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	JCP Investment Partnership, LP, a Texas limited partnership (“JCP Partnership”);

(ii)	JCP Investment Partnership II, Master Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands (“JCP II Master”)

(iii)	JCP Investment Partners, LP, a Texas limited partnership (“JCP Partners”), which serves as the general partner of JCP Partnership and JCP II Master;

(iv)	JCP Investment Holdings, LLC, a Texas limited liability company (“JCP Holdings”), which serves as the general partner of JCP Partners;

(v)	JCP Investment Management, LLC, a Texas limited liability company (“JCP Management”), which serves as the investment manager of JCP Partnership and JCP II Master; and

(vi)	James C. Pappas, who serves as the managing member of JCP Management and sole member of JCP Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)            The address of the principal office of each of JCP Partnership, JCP Partners, JCP Holdings, JCP Management and Mr. Pappas is 1177 West Loop South, Suite 1320, Houston, Texas 77027. The address of the principal office of JCP II Master is c/o Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands.

(c)            The principal business of JCP Partnership and JCP II Master is investing in securities. The principal business of JCP Partners is serving as the general partner of JCP Partnership and JCP II Master. The principal business of JCP Holdings is serving as the general partner of JCP Partners. The principal business of JCP Management is serving as the investment manager of JCP Partnership and JCP II Master. The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings.

(d)            No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Pappas is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by JCP Partnership and JCP II Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 224,960 Shares held directly by JCP Partnership is approximately $3,750,236.98, excluding brokerage commissions. The aggregate purchase price of the 33,588 Shares held directly by JCP II Master is approximately $564,169.26, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares reported herein for investment purposes, and plan to enforce their rights under the terms of the Shares as set forth in the Articles Supplementary of the Issuer, dated September 16, 2016 (the “Articles Supplementary”), including the Mandatory Redemption for Asset Coverage provision in the Articles Supplementary (the “Asset Coverage Provision”). On May 18, 2018, legal counsel for the Reporting Persons notified the Issuer that the Reporting Persons believe that the Issuer had failed to maintain the asset coverage required by the Asset Coverage Provision.

The Reporting Persons have notified the Issuer that they believe the Issuer is required to cure its failure to maintain the required asset coverage by the close of business on June 8, 2018. In addition, the Reporting Persons notified the Issuer that they believe that the Certificate of Correction to the Asset Coverage Provision (the “Certificate of Correction”) filed by the Issuer on May 3, 2018, with the Maryland State Department of Assessments and Taxation is invalid. The Reporting Persons believe that the Certificate of Corrections was filed to circumvent the Issuer’s obligations under the Asset Coverage Provision, including the requirement to mandatorily redeemed certain preferred shares, including Shares, and that such changes violate the amendment provisions of the Articles Supplementary and Maryland law.

Going forward, should the Issuer not cure its failure to maintain the required asset coverage under the Asset Coverage Provision, the Reporting Persons may take further action, including but not limited to pursuing litigation to enforce their rights as holders of Shares.

Each Share has a $25 liquidation preference and may convert into shares of the Issuer’s common stock at any time at the option of the holder at an initial conversion rate of $16.96 per share of Issuer common stock. The holders of Shares are initially entitled to receive cumulative cash dividends at a rate of 8.75% per annum of the $25 liquidation preference per share (equivalent to the fixed annual amount of $2.1875 per Share), with adjustment upward commencing on September 21, 2023, as described in the Articles Supplementary. In addition, the Articles Supplementary describes certain optional redemption rights of the Issuer and holders of Shares.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 3,600,636 Shares outstanding as of March 31, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2018.

A.	JCP Partnership

(a)	As of the close of business on May 18, 2018, JCP Partnership beneficially owned 224,960 Shares.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 224,960
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 224,960
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	JCP II Master

(a)	As of the close of business on May 18, 2018, JCP II Master beneficially owned 33,588 Shares.

Percentage: Approximately 0.9%

(b)	1. Sole power to vote or direct vote: 33,588
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 33,588
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	JCP Partners

(a)	JCP Partners, as the general partner of JCP Partnership and JCP II Master, may be deemed the beneficial owner of the (i) 224,960 Shares held by JCP Partnership and (ii) 33,588 Shares held by JCP II Master.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 258,548
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 258,548
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Partners has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of JCP Partnership and JCP II Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	JCP Holdings

(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the (i) 224,960 Shares held by JCP Partnership and (ii) 33,588 Shares held by JCP II Master.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 258,548
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 258,548
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of JCP Partnership and JCP II Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	JCP Management

(a)	JCP Management, as the investment manager of JCP Partnership and JCP II Master, may be deemed the beneficial owner of the (i) 224,960 Shares held by JCP Partnership and (ii) 33,588 Shares held by JCP II Master.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 258,548
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 258,548
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of JCP Partnership and JCP II Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Pappas

(a)	Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 224,960 Shares held by JCP Partnership and (ii) 33,588 Shares held by JCP II Master.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 258,548
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 258,548
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Pappas has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of JCP Partnership and JCP II Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 21, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1 Joint Filing Agreement, dated May 21, 2018.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2018

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Managing Member

JCP Investment Partnership II, Master Fund LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC
General Partner

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

SCHEDULE A

The following tables sets forth all transactions by the Reporting Persons with respect to Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 18, 2018. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table excludes commissions paid in per share prices.

Shares of Series D Cumulative Convertible Preferred Stock Purchased	Price Per Share($)	Date of Purchase

JCP INVESTMENT PARTNERSHIP, LP

11,410	15.9949	3/23/2018
17,886	16.2535	3/26/2018
1,421	15.10	4/4/2018
8,939	15.45	4/9/2018
1,430	15.60	4/12/2018
17,911	15.9121	4/17/2018
2,504	15.95	4/18/2018
22,359	15.95	4/19/2018
7,514	15.5542	4/23/2018
29	15.60	4/24/2018
22,179	16	5/1/2018
100	16	5/2/2018
358	15.995	5/3/2018
17,890	16	5/4/2018
16,281	16.9768	5/9/2018
10,525	17.80	5/11/2018
34,828	17.85	5/14/2018
19,030	17.8573	5/17/2018
12,366	17.9994	5/18/2018

JCP INVESTMENT PARTNERSHIP II, MASTER FUND LP

1,351	15.9949	3/23/2018
2,114	16.2535	3/26/2018
179	15.10	4/4/2018
1,061	15.45	4/9/2018
170	15.60	4/12/2018
2,117	15.9121	4/17/2018
296	15.95	4/18/2018
2,641	15.95	4/19/2018
886	15.5542	4/23/2018
2,577	16	5/1/2018
42	15.995	5/3/2018
2,110	16	5/4/2018
6,677	16.9768	5/9/2018
1,575	17.80	5/11/2018
5,172	17.85	5/14/2018
2,741	17.8573	5/17/2018
1,879	17.9994	5/18/2018